                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                          Inland Steel Industries, Inc.
                          -----------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   457472 10 8
                                   -----------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------------------------------------------------------------
CUSIP No. 457472-10-8                 13G
          -----------
-------------------------------------------------------------------------------
 (1)      Names of Reporting Persons.
          S.S. or I.R.S. Identification Nos. of Above Persons

          The INLAND STEEL INDUSTRIES THRIFT PLAN ESOP TRUST (the "Trust").
-------------------------------------------------------------------------------
 (2)      Check the Appropriate Box if a Member of a Group*

                                                    (a)  / /

                                                    (b)  / /
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 (3)      SEC Use Only

-------------------------------------------------------------------------------
 (4)      Citizenship or Place of Organization
          The agreement establishing the Trust is to be construed according to the laws of the State of Illinois to the extent such laws are not preempted by federal law.
-------------------------------------------------------------------------------
Number of Shares              (5)   Sole Voting Power
 Beneficially                            0
 Owned by                    --------------------------------------------------
 Each Reporting               (6)   Shared Voting Power
 Person With                        (As of 12/31/96)
                                    3,080,790.05 (See Item 4)
                             --------------------------------------------------
                              (7)   Sole Dispositive Power
                                    (As of 12/31/96)
                                    3,080,790.05 (See Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                          0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,790.05 (As of 12/31/96, see Item 4)
-------------------------------------------------------------------------------
(10)      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
          / /
          Not Applicable
-------------------------------------------------------------------------------
(11)      Percent of Class Represented by Amount in Row (9)
          5.9% (See Item 4)
-------------------------------------------------------------------------------
(12)      Type of Reporting Person*
          EP (See Item 3)
-------------------------------------------------------------------------------


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-------------------------------------------------------------------------------
CUSIP No. 457472-10-8                 13G
          -----------
-------------------------------------------------------------------------------
 (1)      Names of Reporting Persons.
          S.S. or I.R.S. Identification Nos. of Above Persons
          LASALLE NATIONAL BANK AS SUCCESSOR OF LASALLE NATIONAL TRUST, N.A. (not in its individual or corporate capacity but as trustee of the Trust or in agency or fiduciary capacities unrelated to the Trust, see
          Item 4) (Tax Identification No. 36-1521370) (the "Trustee").
-------------------------------------------------------------------------------
 (2)      Check the Appropriate Box if a Member of a Group*

                                                    (a)  / /

                                                    (b)  / /
-------------------------------------------------------------------------------
 (3)      SEC Use Only

-------------------------------------------------------------------------------
 (4)      Citizenship or Place of Organization
          The Trustee is a national banking association organized under the laws of the United States.
-------------------------------------------------------------------------------
Number of Shares              (5)   Sole Voting Power
 Beneficially                            0
 Owned by                    --------------------------------------------------
 Each Reporting               (6)   Shared Voting Power
 Person With                        (As of 12/31/96)
                                    3,910,500.05 (See Item 4)
                             --------------------------------------------------
                              (7)   Sole Dispositive Power
                                    (As of 12/31/96)
                                    3,080,790.05 (See Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                   829,710 (See Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person 3,910,500.05 (As of 12/31/96, see Item 4)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* / / Not Applicable
-------------------------------------------------------------------------------
(11)      Percent of Class Represented by Amount in Row (9)
          7.5% (See Item 4)
-------------------------------------------------------------------------------
(12)      Type of Reporting Person*
          BK (See Item 3)
-------------------------------------------------------------------------------

     The Trust was established by the Inland Steel Industries Thrift Plan ESOP Trust Agreement as of July 7, 1989 (the "Trust Agreement") to carry out the purposes of the Inland Steel Industries Thrift Plan, adopted and effective January 1, 1975, as amended and restated as of July 1, 1996 (the "ESOP"). On July 1, 1996, the Trustee became trustee of the Trust. The filing of this
Schedule 13G does not constitute, and shall not be construed as, an admission that the Reporting Persons (as defined below in Item 2(a)) are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.


ITEM 1(a).     NAME OF ISSUER:

The name of the issuer is Inland Steel Industries, Inc. (the "Issuer").

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the principal executive offices of the Issuer is 30 West Monroe, Chicago, Illinois 60603.

ITEM 2(a).     NAME OF PERSON FILING:

The persons filing this Statement are the Trust and the Trustee (the "Reporting Persons"). A Resolution of the Board of Directors of the Trustee authorizing the undersigned Corporate Trust Officer to sign this Schedule 13G on behalf of the Trust and the Trustee is attached hereto as Exhibit A.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

ITEM 2(c).     CITIZENSHIP OR PLACE OR ORGANIZATION:

The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Trust Agreement, which is to be construed and administered according to the laws of the State of Illinois to the extent such laws are not preempted by the laws of the United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this Statement relates is the common stock, $1.00 par value, of the Issuer (the "Common Stock").

ITEM 2(e).     CUSIP NUMBER:

The CUSIP number of the Common Stock is 457472-10-8.

ITEM 3.   The Reporting Persons are as follows:

The Trustee is a:

(b)  [X]  Bank as defined in Section 3(a)(6) of the Act.




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The Trust is an:

(f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund; See Section 240.13d-1(b)(1)(ii)(F).

ITEM 4.   OWNERSHIP:

BENEFICIAL OWNERSHIP BY THE TRUST:

(a)  Amount Beneficially Owned (as of 12/31/96): . . . . . . . .3,080,790.05(1)

(b)  Percent of Class (as of 12/31/96):. . . . . . . . . . . . . . . .  5.9%(1)

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote. . . . . . . . . . . . . .0

     (ii)  shared power to vote or to direct the vote. . . . . . 3,080,790.05(1)

     (iii) sole power to dispose or to direct the disposition
           of. . . . . . . . . . . . . . . . . . . . . . . . .  .3,080,790.05(1)

     (iv)  shared power to dispose or to direct the disposition of . . . . . .0

BENEFICIAL OWNERSHIP BY THE TRUSTEE:

(a)  Amount Beneficially Owned (as of 12/31/96): . . . . . . . .3,910,500.05(2)

(b)  Percent of Class (as of 12/31/96):. . . . . . . . . . . . . . . .  7.5%(2)

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote. . . . . . . . . . . . .  0

     (ii)  shared power to vote or to direct the vote. . . . . .3,910,500.05(2)

     (iii) sole power to dispose or to direct the disposition
           of. . . . . . . . . . . . . . . . . . . . . . . . . .3,080,790.05(2)

     (iv)  shared power to dispose or to direct the disposition
           of. . . . . . . . . . . . . . . . . . . . . . . . . . . .   829,710


     --------------------------

     (1) Participants in the ESOP (the "ESOP Participants") have the right to direct the Trustee in the voting of Common Stock and Series E ESOP Convertible Preferred Stock, $1.00 par value (the "Series E Preferred Stock"), allocated to their accounts on all matters required to be submitted to a vote of shareholders. The Series E Preferred Stock and the Common Stock vote together in one class on all matters submitted to a vote of shareholders. Each share of Series E Preferred Stock entitles the holder thereof to 1.25 votes on all matters submitted to a vote of the shareholders of the Issuer. If no directions are received as to voting of allocated shares, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from ESOP Participants. The unallocated shares of Common Stock and Series E Preferred Stock are also voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from ESOP Participants. Additionally, the Trustee has the authority to dispose of allocated and unallocated shares in its discretion. Because the Trustee has investment and voting discretion over allocated and unallocated shares under certain circumstances, such shares may be deemed beneficially owned by the Trust and the Trustee under such circumstances. Accordingly, the shares listed as beneficially owned by the Trust include: (a) 1,633,148.064 shares of Series E Preferred Stock (convertible into 1,633,148.064 shares of Common Stock) which are not allocated to the individual accounts of the ESOP Participants; (b) 1,447,639.723 shares of Series E Preferred Stock (convertible into 1,447,639.723 shares of Common Stock) which are allocated to the accounts of the ESOP Participants; and 2.263 Shares of Series E Preferred Stock (convertible into 2.263 shares of Common Stock) which are in an ESOP Holding Account. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trust is, for the purposes of
          Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

(2) The shares listed as beneficially owned by the Trustee include: (i) 3,080,790.05 shares of Series E Preferred Stock held by the Trustee solely in its capacity as trustee of the Trust (see discussion in note 1 above) and (ii) 829,710 shares of Common Stock held by the Trustee in agency or fiduciary capacities unrelated to the Trust on behalf of certain participants in the Issuer's 401(k) Plan (the "401(k) Participants"). Such shares are voted as directed by the 401(k) Participants. If no directions are received from the 401(k) Participants, the Trustee votes such shares in the same proportion as the shares for which the Trustee receives directions from the 401(k) Participants. Because the Trustee has, under certain circumstances, investment and voting discretion over allocated and unallocated shares and over the shares of Common Stock held in agency or fiduciary capacities unrelated to the Trust, such shares may be deemed beneficially owned by the Trust and the Trustee under such circumstances. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Subject to the terms and conditions of the Trust and the ESOP, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Series E Preferred Stock, reflected in this Schedule 13G.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
               SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997

THE INLAND STEEL INDUSTRIES
THRIFT PLAN ESOP TRUST by
LASALLE NATIONAL BANK AS SUCCESSOR OF
LASALLE NATIONAL TRUST, N.A.
(not in its individual or corporate
capacity but solely as Trustee)



By:  /S/ JEFFREY S. SCHIEDEMEYER
     ---------------------------------
     Jeffrey S. Schiedemeyer
     Its:  Assistant Vice President


LASALLE NATIONAL BANK AS SUCCESSOR OF
LASALLE NATIONAL TRUST, N.A.
(not in its individual or corporate
capacity but as Trustee of the Inland
Steel Industries Thrift Plan ESOP
Trust and in agency or fiduciary
capacities unrelated to the Trust)



By:  /s/ Jeffrey S. Schiedemeyer
   ------------------------------------
     Jeffrey S. Schiedemeyer
     Its:  Assistant Vice President

                                  EXHIBIT INDEX

EXHIBIT                  DESCRIPTION                             PAGE

A              Resolution of Board of Directors authorizing
               Jeffrey S. Schiedemeyer to sign on behalf of the Trust and the Trustee.

LASALLE NATIONAL BANK
-------------------------------------------------------------------------------
135 South LaSalle Street
Chicago, Illinois  60690


EXTRACT FROM THE BYLAWS

SECTION 9.2.  EXECUTION OF INSTRUMENTS.
All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted for the bank by the chairman of the board, or the vice chairman of the board, or the president, or any executive vice president, or any senior vice president, or any vice president, or the secretary, or the cashier, or, if in connection with the exercise of fiduciary powers of the bank by any of said officers or by any officer in the trust department. Any such instruments may also be signed, executed, acknowledged, verified, delivered or accepted for the bank in such other manner and by such other officers as the board may from time to time direct. The provisions of this Section 9.2 are supplementary to any other provisions of these bylaws.


RESOLUTION OF THE BOARD OF DIRECTORS

The Board of Directors, at a meeting held March 20, 1991, adopted the following
Resolution:

RESOLVED,
1. Either the chairman of the board or any vice chairman of the board, or the president, or any executive vice president, or any senior vice president, or any vice president, or any assistant vice president, is hereby authorized in said officer's discretion, to do or perform any or all corporate and official acts in carrying on the business of the bank, either of its own or when acting in any fiduciary capacity whatsoever, and said officer is hereby empowered in said officer's discretion to appoint all necessary agents and attorneys; also, to make, execute and acknowledge all deeds, conveyances, mortgages, releases, leases, agreements, contracts, bills of sale, assignments, powers of attorney, or of substitution, proxies, certificates, declarations, receipts, discharges, satisfactions, settlements, petitions, schedules, accounts, affidavits, indemnity bonds and other instruments in writing in connection with the purchase, sale, mortgage, exchange, lease, assignment, transfer, management or handling in any way of any property, real or personal, of any description, held or controlled by the bank, either in its own right, or in any fiduciary capacity and either the cashier, or any assistant cashier, the secretary, or any assistant secretary is authorized to attest and affix the corporate seal to any and all instruments in writing, requiring such attestation, or which are executed under seal. The enumeration of particular powers in this resolution shall not restrict or be taken to restrict in any way, the general powers and authorities otherwise given to said officers or any of them.

2. FURTHER RESOLVED, That either the chairman of the board, or any vice chairman of the board, or the president is hereby authorized to designate any other officer of any employee to do or perform any or all such corporate and official acts in carrying on the business of the bank, either of its own or when acting in any fiduciary capacity whatsoever, that said designating officer has been empowered to perform by resolution of this board of directors.

3. All bonds, debentures, notes or other obligations of any corporation, state, public agency or political subdivision; all stock certificates, voting trust certificates, warrants, scrip certificates or other instruments to be signed or countersigned by this bank as transfer agent, registrar or in any other agency capacity; all certificates of deposit or deposit receipts to be signed by this bank as depository, may be signed for this bank by any officer of this bank (except the auditor or an assistant auditor) or by such of the employees of this bank in the trust department as shall from time to time be designated by the officer in charge of the trust department, and for such purpose only, each employee who shall be so designated, is hereby appointed and authorized to so sign as an assistant trust officer, assistant secretary and an authorized officer of this bank.

STATE OF ILLINOIS   )
                    )  SS.
COUNTY OF COOK      )

     I, Gregory P. Angelopoulos (Cashier), (Secretary), (Assistant Secretary), do hereby certify that the above and foregoing is a correct copy of an extract from Section 9.2 of the Bylaws and the resolution of the Board of Directors of LaSalle National Bank, Chicago, Illinois, in full force and effect at this date.
     I further certify that the individual(s) whose name(s) and signature(s) appear(s) below (is) (are) authorized to act and sign for and on behalf of LaSalle National Bank, Chicago, Illinois.



/s/ Jeffrey S. Schiedemeyer
-------------------------------------------
Jeffrey S. Schiedemeyer
Vice President


WITNESS my hand and the corporate seal of said Bank this 3rd day of February, A.D., 1997.



                                   /s/ Gregory P. Angelopoulos
                                   -------------------------------------------
                                   (Cashier) (Secretary) (Assistant Secretary)